July 19, 2024

Shawn Muneio
Chief Executive Officer
Bequest Bonds I, Inc.
2 N Tamiami Trail, Suite 101
Sarasota, FL 34236

        Re: Bequest Bonds I, Inc.
            Amendment No. 2 to
            Draft Offering Statement on Form 1-A
            Submitted July 10, 2024
            CIK No. 0002016678
Dear Shawn Muneio:

     We have reviewed your amended draft offering statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 17, 2024 letter.

Amendment No. 2 to Draft Offering Statement on Form 1-A
Risk Factors
Risks related to affiliated transactions, page 11

1. In response to prior comment 4, you state in your correspondence that the word "notes"
        has been replaced with "investments". However, your disclosure on page 11 continues to include the word "notes." Please revise.
Changes in regulations can adversely affect a target company's ability to . . . , page 15

2. We note your revised disclosure on page 15 that the target company may not be able to purchase a sufficient amount of residential real estate mortgage loans at desirable prices to be able to satisfy its obligations to "repay Bond obligations" to members. However, your
 July 19, 2024
Page 2

       disclosure on page 14 states that the target company will "pay returns to its members or to
       redeem its members    interests." Please revise your disclosure on page
15.
Use of proceeds, page 19

3. We note your revised disclosure that the offering expenses will be paid by the Manager.
       However, you still state in the preceding sentence that the expenses of the offering that will be "paid by the Company." Please revise.
General

4. We note your response to prior comment 9, but we do not find it to be responsive. We note that your Offering Statement states that you will use various platforms to offer and sell the Bonds. As previously requested, please describe in detail what activities each platform will engage in and the compensation each platform will receive. Please also provide a detailed analysis of why each platform does not need to register as a broker-
       dealer.
       Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Brian T. Gallagher, Esq.